MOL Plc.
Finance

RECEIVED

2008 DEC 15 A 6:42   25th November, 2008

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

08006252

Plc.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
DEC 17 2008
THOMSON REUTERS

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ MOL Plc.

INVESTOR NEWS

25 November 2008

Standard & Poor's modified the long-term corporate credit rating of MOL

MOL Plc. hereby informs the capital market participants that Standard & Poor's downgraded the long-term corporate credit rating of MOL Plc. from BBB- (with negative outlook) to BB+ (with stable outlook) today. S&P's decision was made following that the sovereign credit rating of the Republic of Hungary was downgraded to BBB (with negative outlook) on 17 November, which reflects the general expectation on recession in the country and the region. The unfavourable changes in the industry and the financial market outlook influenced this decision significantly.

The above has not changed the fact that MOL has strong financial position, including liquidity and capital strengths. MOL has currently over EUR 1.5 bn undrawn credit facilities and cash deposits, which provide proper financial flexibility in the short and medium term as well.

Net debt of MOL as of 31 October 2008 was approximately EUR 2.97 bn, resulting in a gearing of approximately 39.2%. The earliest large scale refinancing is required in Q4 2010.

MOL has flexibility and ability to respond swiftly to the further challenges of volatile market conditions, expected global economic slowdown and turbulent financial environment. In order to strengthen the prudent financial discipline MOL is committed to maintain financial headroom of at least EUR 1.2 bn undrawn credit facility as a golden reserve.

In order to achieve the above mentioned aim, the management initiated to decrease the 2009 CAPEX by approximately 35%, which is planned to be financed fully from the operating cash-flow in 2009. The detailed revision of the 2009 investment plan – in line with the CAPEX target – is in progress. The spendings will be cut in a rational, but conservative way with regard to the long term strategy of the Group and taking into account the capital goods deflation as well as changes in the macro environment. In addition, a range of operating cost reduction measures has been initiated, expectedly leading to EUR 80-100 mn cost savings.

With these rationalization programs MOL intends not only to maintain its outstanding competitive position in the industry but establishes a strong base for reducing the actual debt levels in the medium term, as soon as the industry and the macro environment are stabilized.

Consolidation of INA is invariably regarded by the Company as a high priority strategic goal because this step can create significant shareholder value in the next years.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 43 676 406 4228

END